UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

CHINA BROADBAND, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

0001180421
(CUSIP Number)

John D. Vaughan, Esq.
K&L Gates LLP
New York, NY 10022
(212) 536-4006

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Shane McMahon

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

US

	7	SOLE VOTING POWER:

NUMBER OF		860,000,000 (55.7%) (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		230,000,000

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

230,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

27.6% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) This Amended Statement is being filed pursuant to an exchange transaction in which the Reporting Person exchanged with the Issuer Series A Warrants and Warrants (each as defined below) for shares of Common Stock.

(2) The Series A Shares (defined below) entitle the holder thereof to ten votes per share of Common Stock into which such Series A Shares may be converted.  The Series A Shares may be converted, at the holder’s option, into shares of Common Stock on a ten-to-one basis.

(3) Calculation assumes conversion of all of the Series A Shares (defined below) and is based on a total of 833,436,732 shares of Common Stock of the Issuer outstanding as of October 20, 2010.

 Item 1.  Security and Issuer.

This statement relates to the common stock (the “Common Stock”), par value $0.001 per share, of China Broadband, Inc., a Nevada Corporation (the “Issuer”), including shares of Common Stock which may be issued upon conversion of the convertible preferred stock of the Issuer (the “Series A Shares”, as defined below).  The address of the principal executive offices of the Issuer is 27 Union Square West, Suite 502, New York, New York 10003.

Item 2.  Identity and Background.

(a) This statement is filed by Shane McMahon.

(b) Mr. McMahon’s address is 295 Greenwich St., Apt. 301, New York, New York 10007.

(c) Mr. McMahon has significant marketing and promotion experience and has been instrumental in exploiting pay-per-view programming on a global basis.  Until December 31, 2009, Mr. McMahon held various executive level positions with World Wrestling Entertainment, Inc. (NYSE: WWE).  He is currently engaged, as an investor, and in some cases, member of the boards of directors, of several businesses in the sports and media sectors.

(d) Mr. McMahon has not been convicted in a criminal proceeding of any kind during the last five years (excluding traffic violations or similar misdemeanors).

(e) Mr. McMahon has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such a proceeding, is he or has he been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Mr. McMahon is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

Mr. McMahon is the owner of 7,000,000 shares of Series A Preferred Stock of the Issuer, par value $0.001 per share (the “Series A Shares”).  Each Series A Share is convertible into ten shares of Common Stock, subject to certain adjustments, at Mr. McMahon’s option at any time.  The maximum aggregate number of shares of Common Stock into which the Series A Shares may be converted is 70,000,000 shares.

Prior to the transaction (the “Exchange Transaction”) giving rise to this amended statement (this “Amended Statement”), Mr. McMahon was also the owner of 7,000,000 warrants (the “Series A Warrants”, and, together with the Series A Shares, the “Series A Units”) to purchase shares of Common Stock.  Each Series A Warrant is convertible into 34.2857 shares of Common Stock at Mr. McMahon’s option at an exercise price of $0.05 per share and expires five (5) years from its issue date.  The maximum aggregate number of shares of Common Stock that may be issued upon exercise of the Series A Warrants is 240,000,000 shares.

In connection with the Exchange Transaction, Mr. McMahon exchanged all of the Series A Warrants with the Issuer for shares of Common Stock at a ratio of .6 shares of Common Stock per Series A Warrant, for an aggregate of 144,000,000 shares of Common Stock.

Mr. McMahon is also the owner of 10,000,000 shares of Common Stock (the “Common Shares”) and, prior to the Exchange Transaction, warrants (the “Warrants”) exercisable at his option for a maximum of 10,000,000 shares of Common Stock for a period of five (5) years from their issue date at an exercise price of $0.05 per share.  The Common Shares and the Warrants are sometimes herein referred to as the “Units.” In connection with the Exchange Transaction, Mr. McMahon exchanged the Warrants with the Issuer at the ratio of .6 shares of Common Stock per Warrant, thereby acquiring an aggregate of 6,000,000 additional shares of Common Stock.

As a result of Mr. McMahon’s ownership of the Series A Shares, the Common Shares, and the shares of Common Stock for which the Series A Warrants and the Warrants were exchanged in the Exchange Transaction, Mr. McMahon is the beneficial owner of 230,000,000 shares of Common Stock.

Item 4.  Purpose of Transaction.

The Issuer, Mr. McMahon and other participants in the Exchange Transaction engaged in the transaction in order to revise the Issuer’s capital structure with the intention of making future investment in the Issuer more attractive to outside and strategic investors.  Additional information about the Exchange Transaction and its intended purposes is contained in the Issuer’s press release filed with the Securities and Exchange Commission (“SEC”) as Exhibit 99.1 to the Issuer’s current report on Form 8-K as filed with the SEC on October 22, 2010.

Mr. McMahon, in his capacity as an investor in securities of the Issuer, has no present plans or proposals that relate to, or could result in, any of the events or occurrences described in items (a) through (j) of Item 4 of Schedule 13D, except as set forth in this Amended Statement or such as would result from or occur upon completion of any of the actions discussed in this statement.

Item 5.  Interest in Securities of the Issuer.

(a) The aggregate percentage of Common Stock reported as beneficially owned by Mr. McMahon assumes conversion of all of the Series A Shares and is based on the number of outstanding shares of Common Stock, 833,436,732, as of October 20, 2010.

(b)  The Series A Shares entitle Mr. McMahon to ten votes per share of Common Stock into which such Series A Shares may be converted.  As described above, each Series A Share is convertible into ten (10) shares of Common Stock, meaning that, for purposes of this statement, as a result of his ownership of the Series A Shares, Mr. McMahon may be deemed to have sole voting power with respect to an aggregate of 700,000,000 shares of Common Stock.

Additionally, as the holder of 10,000,000 additional Common Shares and, upon to consummation of the Exchange Transaction, the holder of an additional 150,000,000 shares of Common Stock issued upon exchange of the Series A Warrants and the Warrants, Mr. McMahon may be deemed to have sole voting power with respect to a total of 860,000,000 shares of Common Stock.

The total voting power of all of the holders of outstanding equity securities of the Company is, for purposes of this Amended Statement, 1,543,436,732 shares of Common Stock as of October 20, 2010.  Mr. McMahon may therefore be deemed to have sole voting power with respect to approximately 55.7% of the outstanding voting securities of the Issuer.

(c) Other than as set forth herein and as disclosed in public filings referred to and incorporated by reference herein, Mr. McMahon has not engaged in any transactions involving equity securities of the Issuer, including during the past sixty (60) days.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. McMahon’s acquisition of the Series A Units and the Units was disclosed in the initial statement of Mr. McMahon’s beneficial ownership of securities of the Issuer on Schedule 13D; it was also described in the Issuer’s current reports on Form 8-K as filed with the SEC on May 21, 2010 and August 5, 2010.

The Exchange Transaction pursuant to which Mr. McMahon exchanged the Series A Warrants and the Warrants for Common Stock as described herein was completed on October 20, 2010 and is described under Items 1.01 and 3.02 of Issuer’s current report on Form 8-K as filed with the SEC on October 22, 2010 (the “Current Report”) and also in Issuer’s press release as filed with the SEC as Exhibit 99.1 to the Current Report.  In connection with the Exchange Transaction, each of the participants in the Exchange Transaction, including Mr. McMahon, entered into warrant exchange agreements with the Issuer (the “Warrant Exchange Agreements”).  The form of the Warrant Exchange Agreement into which Mr. McMahon and the Issuer entered in connection with the Exchange Transaction has been filed with the SEC as Exhibit 10.1 to the Current Report.  The information contained in the Current Report and in the two current reports referred to in the immediately preceding paragraph are incorporated by reference herein.

Additionally, as of October 19, 2010, Steven Oliveira and Chardan SPAC Asset Management, LLC (“Chardan SPAC”), each of whom holds shares of Common Stock and other securities of Issuer (the “Oliveira/Chardan SPAC Shares”), granted to Mr. McMahon an irrevocable proxy (a “Proxy”) coupled with an interest with respect to the Oliveira/Chardan SPAC Shares, provided, however, that the Proxy pertains solely to voting of the Oliveira/Chardan SPAC Shares with respect to the removal of members of the board of directors of the Issuer without cause in accordance with the by-laws of the Issuer in effect as of the time of such a vote.

Other than as referred to above and as disclosed in documents incorporated by reference herein, there are no contracts, arrangements, understandings or relationships between or involving Mr. McMahon with respect to securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

A copy of the Proxy granted by Mr. Oliveira and Chardan SPAC to Mr. McMahon as described under Item 6 above is attached as an exhibit hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date:    November 3, 2010

SHANE MCMAHON

/s/ Shane McMahon